Troutman Pepper Locke LLP 111 South Wacker Drive
Suite 4100
Chicago, IL 60606

August 15, 2025

United States Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, D.C. 20549

Attn: Ashley Vroman-Lee

Re:	ABL Longevity Growth and Income Fund

Amendment No. 13 to Registration Statement on Form N-2

Filed June 17, 2025

Securities Act File No. 333-274405

Investment Company Act File No. 811-23900

Dear Ashley Vroman-Lee:

On behalf of ABL Longevity Growth and Income Fund (the “Fund”), we are writing to submit the Fund’s (a) responses to certain written comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 22, 2025, with respect to the above-referenced Amendment No. 13 to the Registration Statement on Form N-2 and Statement of Additional Information (the “Registration Statement”) and (b) the responses submitted in our letters to the Staff dated June 17, 2025 (the “Comment Response Letter(s)”).

Concurrently with the submission of this letter, the Fund is publicly filing Amendment No. 14 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. For the convenience of the Staff, we have reproduced the Staff’s comments below in bold and follow each comment with the Fund’s responses thereto.

I. SEC Comments Received July 22, 2025 to the June 17, 2025 N-2 Submission

1.

The current disclosure says, “No Subsidiary will be registered under the 1940 Act and, unless otherwise noted in the SAI, is not subject to all of the investor protections of the 1940 Act. Please instead disclose that “the Fund may not avail itself of the protections of the 1940 Act with respect to its investment in the Subsidiary.” Instead of “No Subsidiary will be registered under the 1940 Act and, unless otherwise noted in the SAI, is not subject to all of the investor protections of the 1940 Act.”

We have revised this language on page 3 of the cover page of the revised Registration Statement.

2.	Under the heading “Management Fee”:

a)	In subsection (a), please clarify whether cash will be valued using “unadjusted quoted prices in active markets for identical assets or liabilities.”

August 15, 2025

b)

Revise “and the value of any other assets other than Mortality Contracts and Annuity Contracts” to: clarify that the value of securities is not being counted in both subsection (a) and (b). If securities are excluded from “any other assets,” immediately prior to “value of any other assets” insert the word “fair.”

c)	In section (b) please revise the text to indicate that subsection (b) does not include Mortality Contracts and Annuity Contracts.

d)	Revise “and, if not available” to say “or, if market quotations are not readily available.”

We have revised this language on page 7 of the revised Registration Statement as follows:

a.	“(a) the value of any cash, valued at face value, and cash equivalent assets using unadjusted quoted prices in active markets for identical assets or liabilities

b.	“and the fair value of any other assets other than securities (other than Mortality Contracts and Annuity Contracts discussed in subsections (c) and (d) below, respectively)”

c.	plus (b) the market value of any securities (other than [fixed] Mortality Contracts and Annuity Contracts) for which there is a readily available market quotation:

d.	“or, if market quotations are not readily available, the fair value”

3.	Please delete disclosure relating to organizational expenses and offering expenses from Use of Proceeds disclosure. See Guide 1 of Form N-2.

We have deleted this language from page 25 of the Revised Registration Statement.

4.	Frank Walden and Armando Cabrera’s principal occupations are not shown for the last 5 years. Please disclose their principal occupation for the last 5 years.

Please see the additional disclosure on page A-14 of the Revised Registration Statement.

II. SEC Comments Received July 22, 2025 to the June 17, 2025 Public Response Letter

5.

In Response 8, please supplementally explain to us and disclose as appropriate, whether there is a risk that there is a lack of counterparties w/r/t structured finance products, and how that might impact the fund’s ability to implement its strategy.

The Fund may find it desirable to invest in structured finance products to assist it to meet its requirements as an investment company pursuant to Rule 3a-1 of the Investment Company Act of 1940. If the Fund invests in structured finance products, it will engage with a sponsor, typically an investment bank or other institution knowledgeable in Longevity Assets, that has formed a bankruptcy remote, special purpose vehicle (“SPV”) that purchases and services pools of Longevity Assets. The Fund’s investment in the equity of the SPV will be treated as an investment in securities for purposes of Rule 3a-1. As such, the Fund is not particularly dependent on counter-parties to facilitate investment in structured finance products.

August 15, 2025

If the Fund, however, is unable to identify sponsors that construct and manage Longevity Asset based structured finance products that the Manager believes are appropriate for investment by the Fund, the Fund will instead invest either directly in Longevity Assets, or if necessary to meet the requirements of Rule 3a-1, in controlled foreign subsidiaries that hold primarily fixed Longevity Assets. The ability to invest in structured finance products is intended to augment the Fund’s ability meet the requirements of Rule 3a-1, while maintaining its primary investment focus of investing in pools of Longevity Assets. As such the Fund does not view a lack of available structured finance products as a unique risk. The Fund includes in its Form N-2 a risk factor entitled “Longevity Asset Acquisition Risk” that addresses the possibility that the Fund is unable to source a sufficient supply of Longevity Assets to support its investment strategy, whether direct or through a structured finance product.

III. Additional SEC Comments Received July 22, 2025

6.

In a response to a Corp Fin letter dated 11.4.24, Abacus says that “Lapetus life expectancy reports are “limited and immaterial to the Company’s overall valuation process”, but then in the Fund’s registration statement, they claim that they are the “primary life expectancy provider w/r/t valuation.” Please reconcile the two claims.

It should also be noted that the Fund has revised its policy with respect to selecting its principal life expectancy provider for a Mortality Contract. Instead of utilizing the Lapetus Solutions life expectancy report, the Fund will use the life expectancy report that is most current (i.e., issued closest in time to the valuation date for a particular Mortality Contract. As such, going forward the Lapetus life expectancy report will only be used primarily if it is the most current life expectancy report available at the time that the Fund is considering valuing a life insurance policy.

Notwithstanding the forgoing, it is important to explain the differences between the business of the Fund and the business of Abacus Global Management, Inc. (“ABL”). ABL acquires the majority of its Mortality Contracts in the secondary market (i.e., directly from the original policyholders through the use of its affiliate Abacus Settlements or other licensed life settlement providers). In the secondary market, the life expectancy report, when factored against the premium that is required to service the Mortality Contract to term and other relevant factors, establishes the purchase price, therefore.

The Fund, however, plans to acquire Mortality Contracts on the tertiary market (i.e., from other investors who purchased Mortality Contracts in either secondary or subsequent tertiary transactions). In these transactions, the base purchase price has been established by market forces and with take into effect the life expectancy reports previously reviewed. As a matter of market practice, tertiary market participants like the Fund generally acquire Mortality Contracts as part of a pool of Mortality Contracts, and not on an individual basis (although one off purchases are possible). We note that while such purchases on a pool basis, each Mortality Contract is valued individually and the manager has the option to exclude form the pool any Mortality Contract that it deems is not appropriate for the Fund or over-priced. In such event, tertiary market participants usually rely on a single life expectancy provider to re-value all of the Mortality Contracts included in such pool. This is because different life expectancy providers can take different factors into account, and assign different weighting to each factor, when determining life expectancy which is a key factor in policy valuation. When valuing each Mortality Contract as part of a large pool, consistent application of the factors that determine life expectancy is more important than getting a multiplicity of potentially competing results, as the impact of utilizing different life expectancy providers for different policies within a pool of Mortality Contracts would serve to skew the valuation thought he introduction of different variables and weighting factors into the assessment.

August 15, 2025

Neither the Fund nor ABL use a life expectancy valuation model to value the policies on its balance sheet, which is consistent with industry practice. Instead, both the Fund and ABL use market-based fair value accounting in accordance with ASC 325-30 (Investments in Insurance Contracts).1

It is important to differentiate in what context the Fund is valuing assets. Namely, the Fund utilizes the fair value method to calculate the Net Asset Value of its portfolio of Mortality Contracts (which is described on page 46 of the Revised Registration Statement). This is consistent with the valuation performed by ABL on its balance sheet because it is assessing the value of the total pool of Mortality Contracts held by the Fund. As you are aware, in all actuarial scenarios, estimates on any given policy can be wrong. However, if the pool is sufficiently large, the variations from estimates in either direction will balance out to approximate the insurers intended target financial results. In its valuation, the Fund utilizes the ABL Technologies Valuation Methodology (the “Valuation Methodology”). The key criteria of the Valuation Methodology are:

1.

“The first criterion focuses on the valuation of Mortality Contracts using a defined risk-adjusted market discount rate, coupled with a projected life expectancy. The market discount rate is derived from ABL Technologies’ proprietary database of historical transactions completed by the Sponsor and its affiliates that span the prior rolling five-year period, which are then adjusted for policy specific risks (including factors such as life expectancy, maturity date, and premiums).”

2.

“The second criterion derives its valuation form the cost basis of the Mortality Contract and is adjusted based upon our risk-adjusted historical trade spread. This inclusion allows the Fund to consider the dynamics of historical trading of over 1,000 realized Mortality Contract trades spread on average, evenly over the five-year period.”

It is only where the Fund is considering purchasing (or selling) Morality Contracts that the life expectancy report represents a significant factor in determining valuation. As explained above, in the event a large pool of Mortality Contracts is being bought or sold, a single life expectancy provider will generally be used to value all subject policies. In doing so, the value of individual Mortality Contracts “is determined through the development of probabilistic survivability curves based on the medical underwritings. . . such as those provided by ITM 21st, Fasano & Associates, Predictive Analytics, Lapetus Solutions, Polaris, and LSI Longevity Solutions Inc.”

Ultimately, the Fund believes that there are no contradictory statements between the response by ABL to the Corp Fin letter dated 11/4/2024 and the disclosure in the Revised Registration Statement.

7.

Does the fund intend to enter into transactions with Carlisle Asset Management? If so, please supplementally explain the nature of those transactions and whether this raises any concerns under sections 17(a) or 17(d).

We confirm that the Fund does not intent to enter into transactions with Carlisle Asset Management.

[1]

Note that the fair value method is used for Mortality Contracts purchased after June 30, 2023 while Mortality Contracts purchased prior to June 30, 2023 use either the fair value method or the investment method (cost plus premiums paid). As of 2025, over 99% of the Mortality Contracts on ABL’s balance sheet were valued using the fair value method.

August 15, 2025

8.	Please tell us will the Fund hire a 3rd party (such as Lewis and Ellis) to review the entire policy balance sheet like their affiliated company, Abacus. If so, who would this 3rd party be?

Yes, the Fund will hire a 3rd party actuarial firm, initially Lewis and Ellis, to conduct a quarterly review of its policy balance sheet to prior setting the net asset value (“NAV”) of the Fund for each quarterly repurchase date. The Board will consider this review as part of its overall oversight of the Fund’s Valuation Policy. A similar third-party review is conducted in the valuation process used by Abacus Global Management, Inc. (“AGM”), both for its own balance sheet and for the balance sheets of private funds managed by AGM. Please see additional disclosure of this process on page 46 of the Revised Registration Statement.

9.

Please supplementally explain whether any revisions to the registration statement (including discussion of the strategy, service providers, and risks) is warranted considering the public allegations made by Morpheus on June 4, 2025. If so, please revise accordingly.

While not tied to the Morpheus report from June 4, 2025, the Fund has determined to revise its valuation process to utilize the life expectancy report that was issued closed in time to the valuation date, as opposed to prioritizing Lapetus Solutions as its primary life expectancy provider. The Fund acknowledges the comments that it has received throughout the registration process and has determined to make this change. Please see the revisions to pages 4, 8, 16, 32 and 46 where this revision has been disclosed.

10.	Please supplementally explain whether the Fund or Manager have information indicating that Lapetus may provide shorter life expectancies than competitors.

Neither the Fund nor the Manager believe that Lapetus provides shorter life expectancies than its competitors, and do not have any information indicating the Lapetus may provide shorter life expectancies than competitors, other than information that has been publicly disseminated by a competitor of ABL and which ABL believes to be meritless. Further, the Fund understands that Lapetus has been subjected to routine reviews by the Florida Department of Insurance, Lapetus’ primary regulator, which has found that the life expectancy estimates provided by Lapetus are within the accepted range of life expectancy accuracy.

* * *

August 15, 2025

Please contact me at (312) 443-0337 or Jerry Francese at (917) 705-4927 with any questions or further comments regarding the Fund’s responses to your comments.

Sincerely,

/s/ Thomas V. Bohac Jr.

Thomas V. Bohac Jr.
Troutman Pepper Locke LLP

cc: Jay Jackson, ABL Longevity Growth and Income Fund